SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)







                         BANK WEST FINANCIAL CORPORATION
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                                (Name of Issuer)




                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)




                                   065631 10 3
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                                 (CUSIP Number)






















                                Page 1 of 5 Pages

CUSIP NO. 065631 10 3                                          Page 2 of 5 Pages


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1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bank West Financial Corporation Employee Stock Ownership Plan 38-3203447
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  [  ]

                                                            (b)  [  ]
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3.         SEC USE ONLY


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4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Michigan

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5.         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SOLE VOTING POWER
           141,939

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6.         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED VOTING POWER
           19,945

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7.         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SOLE DISPOSITIVE POWER
           141,939

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8.         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED DISPOSITIVE POWER
           19,945

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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           161,884

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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           8.9%
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12.        TYPE OF REPORTING PERSON
           EP

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
CUSIP NO. 065631 10 3                                          Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  Bank West Financial Corporation
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Item 1(b)         Address of Issuer's Principal Executive Offices:

                  2185 Three Mile Road, N.W.
                  Grand Rapids, MI 49544
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Item 2(a)         Name of Person Filing:

                  Bank West Financial Corporation Employee Stock Ownership Plan.
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Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Bank West Financial Corporation
                  2185 Three Mile Road, N.W.
                  Grand Rapids, MI 49544
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Item 2(c)         Citizenship:

                  Michigan
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Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share
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Item 2(e)         CUSIP Number:

                  065631 10 3
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Item              3. If this statement is filed pursuant to Rules  13d-1(b),  or
                  13d-2(b), check whether the person filing is a:

                  (f)  [X]     Employee  Benefit  Plan,  Pension  Fund  which is
                               subject  to  the   provisions   of  the  Employee
                               Retirement Income Security Act of 1974.
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Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                  161,884

                  (b)  Percent of class:  8.9%

CUSIP NO. 065631 10 3                                          Page 4 of 5 Pages

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote   141,939

                       (ii)  Shared power to vote or to direct the vote  19,945

                       (iii) Sole  power to dispose or to direct the
                             disposition of                             141,939

                       (iv)  Shared power to dispose or to direct the
                             disposition of                              19,945

                  The Bank West Financial Corporation Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Bank West Financial Corporation Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1996, 19,945 shares had been allocated to participants' accounts and 141,939 shares were unallocated. During 1996, 122 allocated shares were distributed to terminated participants and 184 allocated shares were reverted back to the ESOP Trust and are included in unallocated shares.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 065631 10 3                                          Page 5 of 5 Pages

Item 9.           Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         BANK WEST FINANCIAL CORPORATION
                       EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 12, 1997                             By:  /s/ George A. Jackoboice
                                                   ------------------------
                                                   George A. Jackoboice, Trustee



February 12, 1997                             By:  /s/ Richard L. Bishop
                                                   ---------------------
                                                   Richard L. Bishop, Trustee



February 12, 1997                             By:  /s/ Jacob Haisma
                                                   ----------------
                                                   Jacob Haisma, Trustee